
July 20, 2015

Preeya Boonkampha
Chief Executive Officer
Conversation Institute, Inc.
99 Moo. 12 Khokkruad district
Mueang, Nakhon Ratchasima Thailand 30280

     Re: Conversation Institute, Inc.
            Amendment No. 1 to Registration Statement on Form S-1
            Filed July 14, 2015
            File No. 333-203666

Dear Ms. Boonkampha:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 21, 2015 letter.

Use of Proceeds, page 18

1.   We note your amended disclosure in response to comment 5 of our last letter. You refer the reader to your plan of operations disclosure on page 24. However, upon review of your filing this information appears on pages 45-47. Please revise your disclosure to direct the reader to the correct page of your prospectus.

Exhibit 5

2.   We note that you have not addressed prior comment 13 by filing a revised legal opinion or telling us why you do not think a revised opinion is appropriate. As such, we reissue our comment. Please have counsel revise his opinion to remove the sixth paragraph, as he has inappropriately assumed the material facts and legal conclusions that underlie his legal opinion. For guidance, please refer to Section II.B.1.a and II.B.3.a. of Staff Legal

Bulletin No. 19 (Legality and Tax Opinions in Registered Offerings), available on our website at http://www.sec.gov/interps/legal.shtml.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sharon Virga, Staff Accountant at (202) 551-3385 or Terry French, Accounting Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director